

Mail Stop 3720

October 16, 2009

Mr. Thomas C. Peddie
Chief Financial Officer
Corus Entertainment Inc.
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada

      RE: **Corus Entertainment Inc.**
               Form 40-F for Fiscal Year Ended August 31, 2008
               Filed November 28, 2008
               File No. 1-14992

Dear Mr. Peddie:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director